Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Global Thermoelectric Inc. and

Quantum Fuel Systems Technologies Worldwide, Inc.

Press Release

QUANTUM FILES PRELIMINARY JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT IN CONNECTION WITH GLOBAL THERMOELECTRIC COMBINATION

Irvine, CA – May 7, 2003 – Quantum Fuel Systems Technologies Worldwide, Inc. (Nasdaq: QTWW) announced today that in conjunction with Global Thermoelectric, Inc., it has filed a preliminary Joint Management Information Circular and Proxy Statement, which we refer to as the “Joint Proxy Statement,” with the Securities and Exchange Commission in connection with the Combination of the two companies. On April 9, 2003, Quantum announced its intent to acquire all of the outstanding shares of Global Thermoelectric Inc. (TSX: GLE) in a share-for-share exchange.

The preliminary Joint Proxy Statement provides a detailed description of the transaction and provides important information concerning the proposed transaction including reasons for the Combination, which are as follows:

Reasons for the Combination

Quantum believes that the Combination will result in a diversified company with complementary revenue streams, technologies, customers and alliances that, on a combined basis, is well-positioned to address opportunities in the transportation, stationary power generation and hydrogen refueling markets. Quantum believes that the Combination is a complementary strategic combination that will result in:

•	greater financial strength with a stronger balance sheet, better liquidity and complementary existing revenue streams across established markets that Quantum believes will provide for sustainable growth, stability and a solid financial foundation;

•	an expanded range of products with access to broader yet related markets in transportation, stationary power generation and infrastructure. Quantum believes that the combined company will have complementary distribution channels, strategic alliances and customer bases with the opportunity to leverage current technologies and product portfolios into Quantum’s and Global’s current markets and to provide for the advancement and distribution of next-generation technologies in these markets;

•	an enhanced ability for Global’s solid oxide fuel cell program to benefit from Quantum’s U.S. presence and its strategic relationships with and access to funding from government, military and civilian entities;

•	consolidated operations including integrated research and development efforts, combined product development and commercialization, integrated manufacturing operations and consolidated general and administrative expenses;

•	significant cost savings through the utilization of Global’s Alberta-based manufacturing facilities; and

•	an expanded technology and product profile as an energy systems solution provider that Quantum believes will lead to broader customer awareness, industry leadership, branding and distribution opportunities.

Company profiles

Global Thermoelectric Inc. (www.globalte.com) is a leader in the development of solid oxide fuel cell (SOFC) products. Global is also a manufacturer and distributor of thermoelectric stationary power generators for use in remote locations. Global is developing fuel cell products that are compatible with natural gas or propane and is currently prototyping systems to address residential and remote applications. Global is listed on the Toronto Stock Exchange (stock symbol: GLE).

Quantum’s gaseous fuel products business focuses on three main areas: Transportation, Stationary Power, and Refueling Infrastructure. The company manufactures both components and end products. In the Transportation sector, Quantum designs and supplies state-of-the-art fuel system technologies to many of the world’s leading OEMs with Hydrogen systems for both Internal Combustion Engine (ICE) and Fuel Cell applications and Natural Gas and LPG fuel systems for internal combustion applications. In Stationary Power, Quantum currently supplies components and integrated systems to developers of fuel cell stationary power products and is working to expand its product portfolio in this area. In the area of refueling infrastructure, Quantum offers several hydrogen and natural gas refueling systems focused on early infrastructure development, targeting 1 to 20 vehicle applications.

Quantum’s ultra-light weight composite fuel storage, fuel injection and metering technologies, electronic control products and OEM level systems integration capabilities have enabled the company to develop a product portfolio with state-of-the-art technologies and products, a diverse customer base, and strong alliances with partners such as General Motors and Sumitomo Corporation.

Quantum is a Tier 1 OEM supplier and a member of the GM Fuel Cell Alliance of fuel cell commercialization companies.

Quantum’s web site: www.qtww.com.

Forward-looking statements:

Statements in this document regarding the proposed transaction between Quantum and Global, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for Quantum, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either Quantum or Global constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the statements concerning Quantum’s beliefs as to the results of the Combination set forth under the heading “Reasons for the Combination,” and with respect to the ability of the parties to successfully integrate Quantum’s and Global’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors and risks described in the Joint Proxy Statement, Quantum’s Form 10, S-1, Form 10-K, and other documents filed with the Securities and Exchange Commission by Quantum.

Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

In connection with their proposed Combination, Quantum and Global intend to file a definitive Joint Proxy Statement with the Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF QUANTUM AND GLOBAL AND OTHER INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTUM, GLOBAL, THE TRANSACTION, THE PERSONS SOLICITING PROXIES IN THE TRANSACTION AND THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS.

After it is filed with the SEC, the definitive Joint Proxy Statement will be available for free, both on the SEC’s web site at www.sec.gov and from Quantum by directing a written or oral request for copies to Cathy Johnston, Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine CA, 92614, telephone: (949) 399-4500.

In addition to the Joint Proxy Statement, Quantum files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quantum at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Quantum’s filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s web site at http://www.sec.gov.

For further information, please contact:

Dale Rasmussen	Andy Abele	Cathy Johnston
Investor Relations	Director of Business Development	Director of Communications
+1-206-315-8242	+1-949-399-4527	and Corporate Support
drasmussen@qtww.com	aabele@qtww.com	+1-949-399-4548
cjohnston@qtww.com

©2003 Quantum Fuel Systems Technologies Worldwide, Inc.